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                             November 4, 2020

       Paul Galiano
       Chief Financial Officer
       TS Innovation Acquisitions Corp.
       45 Rockefeller Center
       New York, NY 10111

                                                        Re: TS Innovation
Acquisitions Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 30,
2020
                                                            File No. 333-249640

       Dear Mr. Galiano:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Description of Securities, page 126

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim
arising out of or relating in any way to the agreement shall be brought and enforced in
the courts of the State of New York or the United States District
                                                        Court for the Southern
District of New York, and that the company irrevocably submits to such jurisdiction,
which jurisdiction shall be exclusive. We also note that the company waives any objection to
such    exclusive jurisdiction.    We note the provision does not
                                                        apply claims arising
under the Exchange Act. If this provision requires investors in this offering to bring any
such action, proceeding, or claim in the courts of the State of New
                                                        York or the United
States District Court for the Southern District of New York, please disclose such provision
in your registration statement, and disclose whether this provision
 Paul Galiano
TS Innovation Acquisitions Corp.
November 4, 2020
Page 2
         applies to actions arising under the Securities Act. If the provision applies to actions arising under the Securities Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the warrant agreement states this clearly.
       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce,
Special Counsel, at 202-551-3754 or Geoffrey Kruczek, Staff Attorney, at 202-551-3641 with any other questions.



FirstName LastNamePaul Galiano                                 Sincerely,
Comapany NameTS Innovation Acquisitions Corp.
                                                               Division of
Corporation Finance
November 4, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName